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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NTN Buzztime, Inc.
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
629410309
(CUSIP Number)
August 8, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	629410309	Page	1	of	11

1	NAMES OF REPORTING PERSONS: Fidelity National Financial, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	86-0498599

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		613,400

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,031,211

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		613,400

WITH:	8	SHARED DISPOSITIVE POWER:

		6,031,211

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,644,611

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	629410309	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Security Union Title Insurance Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-2216067

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,222,030

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,222,030

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,222,030

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Alamo Title Insurance

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-0476580

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,170,679

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,170,679

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,170,679

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Ticor Title Insurance Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-2410872

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,237,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,237,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,237,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Chicago Title Insurance Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-2468956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Missouri

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,222,702

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,222,702

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,222,702

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Fidelity National Title Insurance Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	86-0417131

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,178,800

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,178,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,178,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

Item 1(a). Name of Issuer:
     NTN Buzztime, Inc., a California corporation (“NTN”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
5966 La Place Court
Suite 100
Carlsbad, CA 92008
Item 2(a). Name of Person Filing:
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each, a “Reporting Person”):
(i)	Fidelity National Financial, Inc. (“FNF”);

(ii)	Security Union Title Insurance Company (“Security Union”);

(iii)	Alamo Title Insurance (“Alamo”);

(iv)	Ticor Title Insurance Company (“TTIC”);

(v)	Chicago Title Insurance Company (“CTIC”); and

(vi)	Fidelity National Title Insurance Company (“FNT”)
     This Schedule 13G relates to shares held directly by FNF, as well as shares held directly by Security Union, Alamo, TTIC, CTIC and FNT.
     FNF is the parent company of each of Security Union, Alamo, TTIC, CTIC and FNT, each of which is majority-owned by FNF.
     An agreement among the Reporting Persons that this Schedule 13G be filed on behalf of each of them is attached hereto as Exhibit A.
Item 2(b). Address of Principal Business Office or, if None, Residence:
     The address of the principal business office of FNF is 601 Riverside Avenue, Jacksonville, Florida 32204.
     The address of the principal business office of Alamo is 10010 San Pedro, Suite 700, San Antonio, Texas 78216.
     The address of the principal business office of each of Security Union and TTIC is 4050 Calle Real, Santa Barbara, California 93110.
     The address of the principal business office of CTIC is 171 N. Clark Street, Chicago, Illinois 60601.
     The address of the principal business office of FNT is 17911 Von Karman, Suite 300, Irvine, California 92614.

     The address of each Reporting Person for correspondence with respect to this filing is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204, Attn: Corporate Secretary.
Item 2(c). Citizenship:
(i)	FNF is a Delaware corporation;

(ii)	Security Union is a California corporation;

(iii)	Alamo is a Texas corporation;

(iv)	TTIC is a California corporation;

(v)	CTIC is a Missouri corporation; and

(vi)	FNT is a California corporation.
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.005 per share (the “Common Stock”)
Item 2(e).CUSIP Number:
     629410309

Item 3.	If This Statement is Being Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
     Not applicable

Item 4. Ownership:
     (a) — (c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference. As of the date hereof, FNF is the direct beneficial owner of 613,400 shares of the Common Stock, and the other Reporting Persons in the aggregate are the direct beneficial owners of an additional 6,031,211 shares, beneficial ownership of which they may be deemed to share with FNF.
     FNF and its subsidiaries hold the common stocks of a number of companies for investment purposes.
     FNF became the beneficial owner of more than 5% of the Common Stock on August 8, 2003. Additional purchases were made from time to time from that date through September 20, 2005. All purchases were made in the open market. The ownership of the Reporting Persons as of the date hereof is reflected above.
Item 5. Ownership of Five Percent or Less of a Class:
     Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
     The responses of the Reporting Person other than FNF to Rows 1, 4 and 12 in each of their respective cover pages hereto are incorporated herein by reference.
Item 8. Identification and Classification of Members of the Group:
     Not applicable
Item 9. Notice of Dissolution of Group:
     Not applicable
Item 10. Certification:
     By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
Date: February 14, 2006	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

SECURITY UNION TITLE INSURANCE COMPANY
Date: February 14, 2006	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

ALAMO TITLE INSURANCE
Date: February 14, 2006	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

TICOR TITLE INSURANCE COMPANY
Date: February 14, 2006	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

CHICAGO TITLE INSURANCE COMPANY
Date: February 14, 2006	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

FIDELITY NATIONAL TITLE INSURANCE COMPANY
Date: February 14, 2006	By:	/s/ Todd C. Johnson
Todd C. Johnson
Senior Vice President and Secretary

EXHIBIT INDEX

99.	Joint Filing Agreement, dated as of February 14, 2006, by and among (i) Fidelity National Financial, Inc.; (ii) Security Union Title Insurance Company; (iii) Alamo Title Insurance; (iv) Ticor Title Insurance Company; (v) Chicago Title Insurance Company; and (vi) Fidelity National Title Insurance Company